Jeffrey Turner, Esq.

JDT Legal, PLLC

897 Baxter Drive

So. Jordan, UT, 84095

(801) 810-4465

jeff@jdt-legal.com

December 16, 2021

Attorney Edwin Kim

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Re:	Internet Sciences, Inc. Registration Statement on Form S-1 File No. 333-229256

Dear Mr. Kim:

On behalf of Internet Sciences, Inc. (the “Company”), I hereby request withdrawal of the Company's acceleration request for the above-reference offering filed on December 14, 2021. Please note that this withdrawal applies to the acceleration request only. The offering has not been declared effective by the Commission and the Company has not sold any shares under the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

JDT Legal, PLLC

/s/ Jeff Turner
Jeff Turner jeff@jdt-legal.com